Exhibit 99.1

Sprott Enhances Flexibility for Accretive Growth

Toronto, Ontario, Canada — May 6, 2016 — Sprott Asset Management LP (“Sprott”), on behalf of the Sprott Physical Gold Trust (NYSE: PHYS / TSX: PHY.U)  (the “Trust”), is pleased to announce that it has positioned the Trust for potential growth in a manner that is intended to be accretive to the Trust’s unitholders on a net asset value per trust unit basis.

The Trust has entered into a sales agreement with Cantor Fitzgerald & Co. (“Cantor”) whereby the Trust may, at its sole discretion and subject to its operating and investment restrictions, offer and sell trust units through an “at-the-market” offering program (the “ATM Program”). The Trust intends to use the proceeds from any sales to acquire physical bullion in accordance with the Trust’s objectives and subject to the Trust’s investment and operating restrictions. Under the trust agreement governing the Trust, the net proceeds from the sale of any trust units pursuant to the ATM Program must be not less than 100% of the most recently calculated net asset value per trust unit prior to, or upon, determination of pricing of any sales (the “Accretion Condition”). Given this Accretion Condition, the Trust expects that any sales pursuant to the ATM Program will be accretive to the Trust’s unitholders on a net asset value per trust unit basis and will increase the physical bullion attributable to each trust unit. Sprott also believes that the Trust may realize other secondary benefits from any sales made pursuant to the ATM Program including enhancing the trading liquidity of the Trust and decreasing the Trust’s operating expenses on a per unit basis.

James Fox, President of Sprott commented, “We are pleased to enter into this agreement and provide the Trust with the potential for increased exposure to institutional clients. The ATM Program is consistent with our other recent growth initiatives intended to benefit our unitholders by providing the potential for increased liquidity and lower fixed cost per unit.”

Sales of trust units, if any, pursuant to the ATM Program would be made in transactions on the NYSE Arca or other existing trading markets that are deemed to be “at-the-market offerings” pursuant to Rule 415(a)(4) of the Securities Act of 1933, as amended (the “Securities Act”).  A registration statement on Form F-10 (File No. 333-195434) relating to the securities being offered by the Trust has become effective under the Securities Act. The offering is being made by means of a prospectus supplement to the prospectus contained in the registration statement and such prospectus, which has been filed with the Securities and Exchange Commission. Copies of the prospectus and prospectus supplement relating to the Trust’s offerings may be obtained from the offices of Cantor at Cantor Fitzgerald & Co., Attention: Equity Capital Markets, 110 East 59th Street, New York, New York, 10022, telephone: 212-829-7122 or by email at CFControlledEquityOffering@cantor.com.

No trust units will be sold on the TSX or on other trading markets in Canada as at-the-market distributions or otherwise.
This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Forward-Looking Statements

This document includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements include statements regarding each of the Trust’s or the Manager’s intent, or the beliefs or current expectations of the Manager’s officers and directors with respect to any Trust. Such statements are typically identified by words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “attempts”, “seeks” and similar expressions. Forward-looking statements may relate to each Trust’s future outlook and anticipated events or results.

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Manager’s or each Trust’s control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements.

Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, neither the Manager nor the Trust assume any obligation to update, or to publicly announce the results of any change to, any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

For more information:

Glen Williams
Director of Communications, Sprott Group
416-943-4394
Source: Sprott Physical Gold Trust